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EXHIBIT 1.

[BACKGROUND PICTURE]

FROM THE GROUND UP

Aber

        2005 ANNUAL REPORT

[BACKGROUND PICTURE]	ABER DIAMOND CORPORATION is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership of the Diavik Diamond Mine and holds a 51% interest in Harry Winston Inc., the premier fine jewelry and watch retailer. Aber's mission is to deliver shareholder value through the enhanced earnings power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the eminence of the Harry Winston brand. In a changing diamond market-place, Aber has charted a unique course by which to continue to build shareholder value.

Harry Winston Classic Cluster Wreath Bracelet with round, marquise and pear-shaped diamonds $650,000

More than a decade ago…

ANTICIPATED 2006 DIVIDEND (in United States dollars) $0.60 per share

SALES
(in millions of United States dollars)

GROSS MARGIN
(in millions of United States dollars)

EARNINGS PER SHARE
(in United States dollars)

CASH EARNINGS PER SHARE(1)
(in United States dollars)

(1)
Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share are earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis. Management believes that cash earnings per share are a useful supplemental measure in evaluating the performance of Aber.

2005 At a Glance

Aber operates in the two most profitable segments of the diamond pipeline: mining and retail

KEY ASSETS
Mining	The Diavik Diamond Mine, 40% owned by Aber, is a high quality, long lifetime diamond supply from some of the world's richest ore bodies.
At the heart of the Diavik Mine are 4 diamond-bearing kimberlite pipes, which combined are a resource base of 119 million carats.

Retail	In 2004, the Company acquired a 51% controlling interest in Harry Winston, recognized as one of the world's premier fine jewelry and watch retailers.

ABER AT A GLANCE

MARKET SIZE	PROJECTED GROWTH	ABER STRATEGY	PRODUCT LINE

The rough diamond market is $9.2 billion. Production from existing mines worldwide is $8.9 billion with Aber producing 3% of this total. Canada is the world's third largest producer, representing 13% of the market, behind Botswana and Russia.
Diamond industry fundamentals are robust. Demand for rough diamonds is expected to exceed supply for the foreseeable future.

Aber's share of diamond production from the Diavik Mine from 2005 to 2009 is expected to be in the range of 3.2 to 4 million carats per year.
		To capture the synergy between the two most profitable bookends of the industry utilizing Aber's strength as a mine supplier of rough diamonds to source polished diamonds for the Harry Winston jewelry business.	The Diavik Mine's core value of production is in large, white gems which are traditionally in strong demand by the US market.

The diamond jewelry market is estimated at $57 billion, with over half represented by the US and Japan, where Harry Winston has its most significant presence.

Harry Winston's target audience — high net worth individuals with greater than $1 million in liquid financial assets — represents 7.8 million people globally and has grown by 7.7% since 2001.	Diamond industry fundamentals are robust, and demand for diamond jewelry is predicted to grow at 4% annually over the next decade.

Harry Winston's target is to grow sales in the range of 15% to 20% per annum over the next 4 to 5 years.	To build on Harry Winston's unrivalled position as a premier luxury jeweler known for its expertise, craftsmanship, quality gems and innovative jewelry design.

To leverage Aber's rough supply and industry relationships to secure for Harry Winston a reliable supply of the rarest, highest quality and largest diamonds, providing it with an important competitive advantage.	Harry Winston continues to focus on high quality fine jewelry and watch productsand large one-of-a-kind gems, cementing its position as the foremost jewelry retailer of the world's most beautiful and rare diamonds.

The product offering will be expanded to include a broader range of designs and price points.

Aber Diamond Corporation is the world's largest publicly traded specialist diamond company, uniquely integrating the most lucrative elements of the diamond chain by leveraging premium mine supply into competitive advantage for Harry Winston, the premium retail diamond jeweler.

Guided by a mix of
                experience and inspiration,

[BACKGROUND PICTURE]

  ABER AND ITS PARTNER, RIO TINTO, DISCOVERED ONE OF THE WORLD'S RICHEST DIAMOND STRIKES BENEATH THE FROZEN WATERS OF A LAKE IN THE CANADIAN NORTH.

DIAMONDS RECOVERED
Aber's 40 percent share of Diavik Production (in thousands of carats)

        Harry Winston Cluster Earrings
        with pear-shaped diamonds
        $200,000

  WE BUILT UPON THAT DISCOVERY BY STRIKING ALLIANCES WITH MANY OF THE LEADING COMPANIES IN THE DIAMOND TRADE.

[BACKGROUND PICTURE]

And as we grew,

  WE STUDIED THE INDUSTRY WITH THE SAME INTENSE CONCENTRATION WE ONCE SAVED FOR TOPOGRAPHICAL MAPS AND GEOLOGICAL CHARTS.

EARNINGS FROM OPERATIONS
(in millions of United States dollars)

        Harry Winston Avenue C Timepiece
        with captive bracelet
        $40,600

    In 2004,
we acquired Harry Winston,

[BACKGROUND PICTURE]

  THE WORLD'S PREMIER FINE DIAMOND JEWELER, REALIZING OUR GOAL OF MAXIMIZING SHAREHOLDER VALUE BY ESTABLISHING ABER'S PRESENCE IN BOTH MINING AND RETAIL, THE TWO MOST PROFITABLE ENDS OF THE DIAMOND PIPELINE.

SEGMENTED SALES
(in millions of United States dollars)

Harry Winston Diamond Band Rings
From $2,500

  ABER ANTICIPATES AN AVERAGE YIELD OF 8 -10 MILLION CARATS A YEAR FROM THE DIAVIK MINE CONTINUING THROUGH TO 2009. HARRY WINSTON WILL EMBARK ON A GEOGRAPHIC EXPANSION OF ITS SALONS, WHILE WIDENING ITS PRODUCT OFFERING, REFLECTIVE OF ITS DESIGN HERITAGE.

[BACKGROUND PICTURE]

  BY UNITING ONE OF THE WORLD'S MOST PRODUCTIVE DIAMOND MINES WITH THE WORLD'S LEADING NAME IN LUXURY JEWELRY AND WATCH RETAILING, WE ARE LOOKING FORWARD TO BUILDING THE MOST UNIQUELY PROFITABLE COMPANY IN THE INDUSTRY…

from the ground up.

Harry Winston Pear-Shaped Diamond Pendant
on a Winston diamond chain
$70,000

NET EARNINGS
(in millions of United States dollars)

LETTER TO SHAREHOLDERS

        Fellow shareholders,

The past year has seen Aber achieve definitive goals on its path to become the world's premier publicly traded diamond company. First, production at the Diavik Mine exceeded ramp-up objectives to achieve diamond deliveries that already begin to reflect full project capacity. Second, the purchase of a controlling interest in the luxury retail jeweler, Harry Winston, was completed and we have begun to capture the synergy of linking the two most profitable bookends of the diamond industry.

"Our ability to leverage our mine output with other rough diamond purchases places Aber at the bookends of the world of diamonds in a manner essential to the sustained success of a luxury brand."
ROBERT A. GANNICOTT, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Robust increases in cash flow have retired project debt and allowed us to implement a dividend policy and share repurchase program. This strategy returns cash to shareholders without compromising our ability to fund our share of the capital cost of a project expansion. The expansion will exploit an increased resource base to deliver enhanced production, and the operational security of alternative mining areas, while retaining mine life. Looking forward for the coming year our focus will be on realizing the added value from our relationship with Harry Winston while our mine operating partner, Rio Tinto, implements mine plan expansion and operating cost reduction.

The Diavik Mine produced 7.6 million carats of diamonds during the last fiscal year. Aber's 40% share of diamonds produced, sorted and sold in the same fiscal period was $252.7 million. These figures are up 98% and 120% respectively from the previous year and reflect a rate of project expansion that is well ahead of the feasibility study. Three proven orebodies that each support both open pit and underground mining give the Diavik Mine an important degree of flexibility. This allows response to both seasonal weather conditions and changes in the diamond market rather than being constrained to a uniform output. To achieve these benefits the project embarks this year on a $290 million capital program that will, over a two-year period, see the beginning of a new open pit, enclosed by a new dike, on the A-418 orebody, as well as the development of an underground mine to access deeper portions of the A-154 South, A-154 North and A-418 orebodies. This revision to the mine plan will provide the security of multiple working faces as well as less reliance on open pit mining during the harsher mid-winter months.

The early development of the underground mine is principally driven by the addition of substantial new ore reserves to the A-154 North orebody following the valuation of a larger sample of diamonds last year. This ore reserve addition more than compensates for moving the mineralization in the A-21 kimberlite body from reserve to resource status pending the evaluation of a larger diamond sample about two years from now. This reclassification results from a more rigorous standard for ore reserve definition rather than new geological information.

Since a majority of the Diavik Mine operating costs are in Canadian dollars while diamond sales are in US dollars, Aber's earnings are impacted by exchange rate changes. Increases in both fuel and labour costs have also been felt over the last year. Despite these impacts, cash earnings per share have grown steeply since production commenced, from $0.79 per share last year to $2.81 in the current year. On an ongoing basis, quarters will generally alternate between two and three sales. There will also be seasonal variation until the additional flexibility of underground mining is realized in 2008.

"Harry Winston has now embarked on a plan of both international and domestic store openings to offer, at an expanded range of prices, the highest quality diamond jewelry merchandise that reflects the traditions of design pioneered by its founder."
THOMAS J. O'NEILL, PRESIDENT

The Diavik Mine continues to support an aggressive exploration program on the lands surrounding the mine site in an effort to further expand the project reserve base. A total of 64 kimberlite pipes have now been identified on the broader Diavik property. The exploration program is a combination of an exhaustive effort to identify new pipes while evaluating the diamond content of those already known.

As the world becomes more sensitized to the origin of the raw materials that it consumes, the Diavik Mine has become a leader in the diamond industry. It has achieved ISO 14001 certification of environmental compliance standards and ISO 9001 certification of chain-of-custody and product quality control. The project has also received the John T.Ryan award for safety performance and has been recognized as a leader in Aboriginal relations by reaching the Gold level of achievement awarded by the Canadian Council for Aboriginal Business.

Our acquisition of a controlling interest in Harry Winston has proven to be a complementary business for the mining side of Aber. Last year, prior to the Harry Winston transaction, we had forecasted that the acquisition would be dilutive to Aber's earnings in the first two years. It has in fact been neutral in this first partial year of ownership. We have seen that the connection between the two parts of our integrated diamond business has planted solid roots in the market-place. Although it is still too early to extrapolate this early success too far into the future, it is a sound beginning.

Holiday season sales were up 50% from the same period last year with high-end jewelry sales performing particularly well. A product offering at more modest price points was well received and store traffic in New York increased substantially following modifications to store design and a new advertising campaign. Led by a strong new management team, Harry Winston has now embarked on a plan of both international and domestic store openings to offer, at an expanded range of prices, the highest quality diamond jewelry merchandise that reflects the traditions of design pioneered by its founder. Progressive expansion of the Harry Winston business will require capital investment over the next few years primarily for new store openings and the inventory to stock them. Aber's share of the new funding requirement approved for 2005 is $7.5 million.

Harry Winston, once a key player in rough diamonds, has, through Aber, re-entered this market-place by purchasing important rough diamonds for polishing, and ultimately retail sale,in our stores throughout the world. This effort strengthens our position as a diamond company rather than a diamond mining organization. Our ability to leverage our mine output with other rough diamond purchases places Aber at the bookends of the world of diamonds in a manner essential to the sustained success of a luxury brand.

The diamond market has been robust throughout the year although such a generalization ignores the complexities of such an intricate mine product. Some assortments have declined in price, but for Aber's production profile these declines have been more than compensated by significant increases in other assortments that make up the greater part of our revenue stream. As recovery techniques in the processing plant have improved the overall value of diamonds recovered per tonne of ore processed, the increased market price has compensated for the greater recovery of smaller, and therefore cheaper, diamonds. As more luxury brands explore the sale of diamond jewelry products, demand for the high colour and high clarity diamonds appropriate to prestigious brand names has grown to the point that natural scarcity has become a barrier to entry for luxury retailers trying to develop in this product sector. The Aber-Harry Winston linkage provides an important competitive advantage in this environment.

The Diavik Mine is beginning to demonstrate its full diamond production and earnings capabilities while the new management team and business plan at Harry Winston is just beginning to unlock the potential of this eminent name. Aber's mission is to deliver shareholder value through the enhanced earnings power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the eminence of the Harry Winston brand.We remain committed to returning value to shareholders through a combination of dividends and share repurchases.

(Signed) Robert A. Gannicott Chairman and Chief Executive Officer	(Signed) Thomas J. O'Neill President

THE BOARD OF DIRECTORS

[BACKGROUND PHOTO]

J. Roger B. Phillimore

A director of Aber since 1994, Roger Phillimore brings considerable expertise in natural resources to the Board. For 20 years up to 1993, he was employed by Anglo American, including 11 years as an executive director of Minorco S.A. He is Deputy Chairman of Lonmin plc, a London-listed platinum mining company.

D. Grenville Thomas

Gren Thomas is the Founder of Aber and Honorary Chairman of the Board. A director since July 1980, Mr. Thomas held the position of President and CEO of Aber Diamond Corporation from 1980 to 1996. A mining engineer and geologist, Mr. Thomas has worked as a mineral property prospector and contractor focusing primarily on the Northwest Territories.

Robert A. Gannicott

Robert Gannicott brings over 35 years experience in the mining industry to the Board. Mr. Gannicott has been a director of Aber Diamond Corporation since the Company's inception in 1992. He was appointed President and CEO in September 1999, and Chairman and CEO in July 2004. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and Greenland.

Eira M. Thomas

Eira Thomas is a geologist with a distinguished background in diamond exploration. Ms. Thomas has served as a director since April 1998. She is President and CEO of Stornoway Diamond Corporation. She is former Vice President, Exploration for Aber and was a member of the exploration team that discovered the Diavik Diamond Mine.

Lyndon Lea (Missing from photo)

Appointed to the Board in December 2004, Lyndon Lea contributes considerable financing and consumer products expertise. He is the Managing Partner of Hicks Muse (Europe), a leading private equity firm specializing in transactions in the consumer products and media sectors. Among the prominent transactions that he has recently led are the purchases of Jimmy Choo, Weetabix and champagne makers G.H. Mumm and Perrier Jouet.

Aber's strategy to capitalize on the two most profitable ends of the diamond pipeline is supported by the talent and depth of expertise found in its Board of Directors. Board members have a wealth of experience that spans both the luxury retail and mining segments of our business, essential requirements in building a uniquely profitable diamond company from the ground up.

[BACKGROUND PHOTO]

Lars-Eric Johansson

Lars-Eric Johansson brings over 30 years of international mining and financial expertise to the Board, which he joined in June 2003. He is Executive Vice President and CFO of Kinross Gold Corporation and has held senior positions at Noranda Inc., Falconbridge Limited and Boliden AB. He has been directly involved in numerous transactions and financing activities for large-scale mining projects.

John M. Willson

Appointed a director in January 2005, John Willson has considerable executive experience in the mining industry. In April 2000, Mr. Willson retired from his position as President and CEO of Placer Dome Inc. He is former CEO of Pegasus Gold Inc, and former CEO of Western Canada Steel Ltd. He was Vice-President, Northern Group of Cominco Ltd from 1981 to 1984 and has extensive experience in northern mine development and operations.

Laurent E. Mommeja

Laurent Mommeja has extensive marketing experience in the luxury goods industry. Mr. Mommeja has served as a director since June 2004. He is the Europe and Middle East Director of Hermès International S.A. He has been employed by Hermès for the last 24 years, of which 14 were spent in the US where his last assignment was President and CEO of Hermès Paris Inc., the US subsidiary of Hermès International.

Thomas J. O'Neill

Thomas O'Neill brings to the Board his extensive knowledge and experience of the North American and International diamond jewelry and luxury goods industries. A director of Aber since 2002, Mr. O'Neill was appointed President of Aber and CEO of Harry Winston in April 2004. Earlier in his career he served as President Worldwide of Burberry Group, President and CEO of the LVMH (Louis Vuitton Moet Hennessy) Fashion Group in the Americas, President and CEO of the LVMH Jewelry Division, and Executive Vice President for Tiffany & Co.

TABLE OF CONTENTS

PAGE 17	Highlights
PAGE 18	Management's Discussion and Analysis
PAGE 33	Management's Responsibility for Financial Reporting
PAGE 33	Auditors' Report
PAGE 34	Consolidated Financial Statements
PAGE 37	Notes to Consolidated Financial Statements
PAGE 57	Safe Harbour Statement on Forward-Looking Information
PAGE 58	Diavik Diamond Mine Mineral Reserve and Mineral Resource Statement
Corporate Directory (inside back cover)

(All figures are in United States dollars unless otherwise indicated)

Highlights	Aber's net earnings for the year were $53.1 million with earnings per share of $0.92 (cash earnings per share of $2.96(1)) as compared to net earnings of $27.7 million and earnings per share of $0.50 (cash earnings per share of $0.79(1)) for the previous fiscal year.

The Company recorded sales for the fiscal year ended January 31, 2005 of $385.4 million of which $132.7 million relates to sales of Harry Winston Inc. This represents a rough diamond sales increase of 164% over the preceding year.
Aber's share of diamonds recovered from the Diavik mine was 3.0 million carats for the twelve months ended December 31, 2004, and 1.5 million carats for the same period of the preceding calendar year.

The Company completed the acquisition of a 51% interest in Harry Winston Inc., one of the world's leading luxury jewelry and watch retailers. The Company has an option to purchase the remaining 49% interest of Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest.
The Company successfully completed the refinancing of its Project Loan Facility to a combined secured term and revolving credit facility.

Aber paid its first dividend of $0.15 per share during the fourth quarter ended January 31, 2005 and announced its intention to proceed with a normal course issuer bid to allow the Company to buy back a percentage of its shares on the open market.

(1)
Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization on a per share basis. See "Non-Canadian GAAP Performance Measures" in the Company's Management's Discussion and Analysis for the three and twelve months ended January 31, 2005, for a reconciliation of earnings to cash earnings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Prepared as of April 5, 2005 (all figures are in United States dollars unless otherwise indicated)

The following is management's discussion and analysis ("MD&A") of the results of operations for Aber Diamond Corporation ("Aber", or the "Company") for the fiscal year ended January 31, 2005, and its financial position as at January 31, 2005. This MD&A is based on the Company's consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and should be read in conjunction with the consolidated financial statements and notes thereto. Note 22 of the financial statements includes a reconciliation of Canadian GAAP net income to net income determined under generally accepted accounting principles in the United States ("US GAAP"). Unless otherwise specified, all financial information is presented in United States dollars. All references to "year" refer to the fiscal year of Aber ended January 31.

This section contains certain forward-looking statements and should be read in conjunction with the "Safe Harbour Statement on Forward-Looking Information" on page 57 of this Annual Report. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A.

The following MD&A makes reference to certain non-Canadian GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company's financial performance. Non-Canadian GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Non-Canadian GAAP Performance Measures".

Certain comparative figures have been reclassified to conform to the current year's presentation.

SUMMARY DISCUSSION

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc. ("Harry Winston"), the premier retailer of diamond jewelry.

The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

MARKET COMMENTARY

The Rough Diamond Market

The past calendar year was one of changing dynamics as supply/demand imbalances led to increases in rough diamond prices, especially for higher end white goods.

The De Beers' Supplier of Choice ("SOC") strategy, which aims to stimulate demand by focusing supply through firms with downstream marketing initiatives, has resulted in a consolidation of their customer base leaving many diamond polishers eagerly searching for new supply. This condition was exacerbated by reduced production levels from De Beers' mines as well as from BHP Billiton's Ekati Mine and Rio Tinto's Argyle Mine. Although De Beers was able to make up for its supply shortfall in the second half of the year, rough diamond prices continued to climb.

The Polished Diamond Market

The calendar year began with returning strength to the polished diamond market as robust annual restocking of polished diamonds caused prices to rise. The price increase of polished diamonds did not keep pace with the price increase of rough diamonds through the year, and manufacturing margins were squeezed as retailers resisted price increases.

By year end, polished stocks had declined due to economic growth in the major diamond consuming countries. Industry estimates indicate that worldwide diamond jewelry sales, the major driver behind polished diamond prices, grew by 8% in US dollar terms.

The Retail Jewelry Market

The retail jewelry market added to the prior calendar year's growth on the back of strong economic performance in both existing diamond consuming nations and the emerging diamond consuming nations of India and China. In the US, which accounts for approximately 50% of global diamond jewelry consumption, increased travel and tourism resulting from the lower US dollar stimulated jewelry sales despite the Presidential election, rising oil prices, and economic uncertainty that depressed consumer confidence. In Japan, there was modest growth in diamond jewelry sales and, for the first time in a decade, Japan experienced sequential yearly growth over the previous calendar year driven by increased consumer marketing.

The Swiss watch industry rebounded in 2004 after recording declines in the prior year. Strong growth in both value and volume of watch exports drove the recovery as the industry reached a new sales level of 11 billion Swiss francs. Reflecting the trend seen in other luxury goods, demand from China increased by over 40%, albeit from a low base.

CONSOLIDATED FINANCIAL RESULTS

The following is a summary of the Company's consolidated quarterly results for the eight quarters ended January 31, 2005 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts)

UNAUDITED									AUDITED
	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2005 TOTAL	2005 TOTAL
Sales	$144,581	$104,065	$84,487	$52,269	$41,638	$53,958	$—	$—	$385,402	$95,596
Cost of sales	77,730	45,244	37,746	28,591	26,128	20,276	—	—	189,311	46,404

	66,851	58,821	46,741	23,678	15,510	33,682	—	—	196,091	49,192
Selling, general and administrative expenses	27,500	20,452	17,632	8,714	3,704	4,795	2,870	2,286	74,298	13,655

Earnings (loss) from operations	39,351	38,369	29,109	14,964	11,806	28,887	(2,870)	(2,286)	121,793	35,537

Interest and financing expenses	(5,138)	(3,522)	(3,530)	(3,407)	(7,127)	(5,180)	(157)	(146)	(15,597)	(12,610)
Other income	8,102	574	467	495	281	406	574	565	9,638	1,826
Foreign exchange gain (loss)	2,837	(8,543)	760	(349)	(338)	682	3,572	9,367	(5,295)	13,283

Earnings before income taxes	45,152	26,878	26,806	11,703	4,623	24,795	1,119	7,500	110,539	38,036
Income taxes (recovery)	13,755	18,921	14,798	8,862	1,460	11,247	(4,714)	2,337	56,336	10,329

Earnings before minority interest	31,397	7,957	12,008	2,841	3,163	13,548	5,833	5,163	54,203	27,707
Minority interest	1,865	(503)	(287)	44	—	—	—	—	1,119	—

Earnings	$29,532	$8,460	$12,295	$2,797	$3,163	$13,548	$5,833	$5,163	$53,084	$27,707

Basic earnings per share	$0.51	$0.15	$0.21	$0.05	$0.06	$0.25	$0.11	$0.09	$0.92	$0.50
Diluted earnings per share	$0.50	$0.14	$0.21	$0.05	$0.06	$0.24	$0.10	$0.09	$0.90	$0.49
Total assets	$896,952	$957,779	$834,532	$817,980	$644,244	$611,390	$575,274	$577,855	$896,952	$644,244
Total long-term liabilities	$311,545	$403,011	$334,317	$320,749	$241,303	$290,414	$275,932	$284,648	$311,545	$241,303

Three Months Ended January 31, 2005 Compared to Three Months Ended October 31, 2004 and January 31, 2004

Net Earnings

The fourth quarter earnings of $29.5 million or $0.51 per share represent an increase of $21.0 million or $0.36 per share as compared to the third quarter results of $8.5 million or $0.15 per share and an increase of $26.4 million or $0.45 per share as compared to the results from the fourth quarter of the prior year. The Company's cash earnings per share for the fourth quarter was $1.20 compared to cash earnings of $0.80 in the third quarter and $0.29 in the fourth quarter of the prior year.

Revenue

Sales for the fourth quarter totalled $144.6 million, which included sales of $59.3 million from Harry Winston. This compares to sales of $104.1 million in the prior quarter, which included sales of $35.1 million from Harry Winston and sales of $41.6 million in the comparable quarter of the prior year. The increase in sales during the current quarter resulted primarily from the postponement of the October rough diamond sale into the fourth quarter along with two scheduled sales for a total of three rough diamond sales in the fourth quarter, compared to two rough diamond sales in the third quarter and two rough diamond sales in the fourth quarter of the prior fiscal year.

Cost of Sales

The Company's fourth quarter cost of sales was $77.7 million compared to $45.2 million for the previous quarter and $26.1 million for the comparable quarter of the prior year. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting activities and cost of sales from Harry Winston. See "Segmented Analysis" on page 21 for additional information.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses include expenses for salaries and benefits, advertising, professional fees, rent and related office costs. The fourth quarter saw SG&A expenses of $27.5 million, including $23.7 million of SG&A expenses from Harry Winston, as compared to $20.5 million from the previous quarter (which included $16.5 million from Harry Winston) and $3.7 million for the comparable quarter of the prior year.

The increase from the third to the fourth quarter of the current year in SG&A expenses results from an increase of $1.7 million in salaries and benefits, $5.0 million in advertising and $0.3 million in other expenses. See "Segmented Analysis" on page 21 for additional information.

Income Taxes

Aber recorded a tax expense of $13.8 million during the quarter compared to $18.9 million in the previous quarter and $1.5 million in the comparable quarter of the previous year. The Company's effective income tax rate for the quarter, excluding Harry Winston, is 30% which is based on a statutory income tax rate of 42% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, and items that are not deductible for income tax purposes. In the fourth quarter, the decreased effective tax rate primarily relates to the weakening of the Canadian dollar compared to the US dollar. The Company's functional and reporting currency is US dollars, however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar.

During the fourth quarter, as the US dollar strengthened against the Canadian dollar, the Company recorded an unrealized foreign exchange gain of $1.9 million on the revaluation of the Canadian dollar denominated future income tax liability. The gain is not taxable for Canadian income tax purposes and, as such, the Company's effective tax rate decreased by approximately 2%. Furthermore, as a result of the Company's holding of US dollar denominated debt and cash, which gave rise to an unrealized foreign exchange loss for income tax purposes, the Company's tax liability decreased by 12% during the quarter.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2025.

Interest and Financing Expenses

Interest and financing expense of $5.1 million was incurred during the quarter compared to $3.5 million for the preceding quarter and $7.1 million during the comparable quarter of the prior year. The current year's interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities.

Other Income

During the fourth quarter, the Company received $7.0 million from Tiffany & Co. ("Tiffany") related to the removal of certain restrictions on the resale of Aber shares owed by Tiffany. Also included in other income is interest income on the Company's various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange gain of $2.8 million was recognized during the quarter compared to a foreign exchange loss of $8.5 million from the previous quarter and a loss of $0.3 million in the comparable quarter of the prior year. The gain primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the weakening Canadian dollar against the US dollar for the quarter. Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any hedges outstanding.

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining (expressed in thousands of United States dollars)

UNAUDITED									AUDITED
	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2005 TOTAL	2005 TOTAL
Sales	$85,252	$68,980	$56,281	$42,153	$41,638	$53,958	$—	$—	$252,666	$95,596
Cost of sales	46,356	26,203	23,234	23,521	26,128	20,276	—	—	119,314	46,404

	38,896	42,777	33,047	18,632	15,510	33,682	—	—	133,352	49,192
Selling, general and administrative expenses	3,792	3,997	4,239	3,996	3,704	4,795	2,870	2,286	16,024	13,655

Earnings (loss) from operations	$35,104	$38,780	$28,808	$14,636	$11,806	$28,887	$(2,870)	$(2,286)	$117,328	$35,537

The mining segment includes the production and sale of rough diamonds.

Sales for the fourth quarter totalled $85.3 million compared to $69.0 million in the preceding quarter. The Company held three rough diamond sales, including an open market tender, in the fourth quarter compared to a plan of two. The October rough diamond sale was postponed to the fourth quarter of this year as Aber elected to sell a substantial portion of its sales allocation through an open market tender process that occurred in the month of November.

Cost of sales includes cash operating costs of $27.3 million, non-cash operating costs of $17.4 million and private production royalties of $1.7 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs which consist of Aber's cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The fourth quarter gross margin was 45.6% compared to 62.0% in the preceding quarter. The decline in gross margins in the current quarter was the result of lower production due to inclement weather, plant maintenance and stripping of A-154 North waste material which reduced the availability of ore.

The mining segment incurred SG&A expenses of $3.8 million during the fourth quarter compared to $4.0 million in the third quarter. The decrease resulted from lower travel expenses and professional fees offset partially by higher employee compensation in the quarter.

Retail (expressed in thousands of United States dollars)

UNAUDITED									AUDITED
	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2005 TOTAL	2005 TOTAL
Sales	$59,329	$35,085	$28,206	$10,116	$—	$—	$—	$—	$132,736	$—
Cost of sales	31,374	19,041	14,512	5,070	—	—	—	—	69,997	—

	27,955	16,044	13,694	5,046	—	—	—	—	62,739	—
Selling, general and administrative expenses	23,708	16,455	13,393	4,718	—	—	—	—	58,274	—

Earnings (loss) from operations	$4,247	$(411)	$301	$328	$—	$—	$—	$—	$4,465	$—

Aber completed its acquisition of a 51% interest in Harry Winston during the first quarter of this year. The retail segment includes sales from Harry Winston's eight salons, which are located in New York, Beverly Hills, Las Vegas, Paris, Geneva, Tokyo, Osaka and Taipei.

Sales for the fourth quarter were $59.3 million compared to $35.1 million from the third quarter with gross margins increasing to 47.1% during the fourth quarter compared to 45.7% in the third quarter. The increase in sales was the result of a strong holiday season, two new salons and the continued development of product across an expanded range of price points.

SG&A expense increased in the fourth quarter to $23.7 million as compared to $16.5 million in the third quarter. The SG&A increase relates to increased advertising and selling expenses of $4.3 million, administrative expenses of $1.7 million and salaries and benefits of $1.2 million. The increase in advertising results from the launch of a new worldwide advertising campaign and the increase in selling expenses are in line with the increase in sales. The increase in administrative costs relates to the opening of two new salons, the refurbishment of the New York salon and the relocation of the corporate offices in New York City. The increase in salaries and benefits resulted from the hiring of a new management team as well as increased sales commissions relating to the seasonal increase in sales.

Year Ended January 31, 2005 Compared to Year Ended January 31, 2004

Net Earnings

Aber's net earnings for the fiscal year ended January 31, 2005 totalled $53.1 million or $0.92 per share, compared to net earnings of $27.7 million or $0.50 per share for the prior year which reflected commercial production from the August 1, 2003 commencement date onward. The Company's cash earnings per share for the twelve months ended January 31, 2005 was $2.96 compared to cash earnings per share of $0.79 for the prior year.

Revenue

Aber recorded sales for the fiscal year ended January 31, 2005 of $385.4 million compared to sales of $95.6 million for the prior year. Sales prior to the August 1, 2003 commencement of commercial production were credited against deferred mineral property costs. Sales for the fiscal year included $252.7 million from the sale of rough diamonds and $132.7 million from jewelry sales at Harry Winston for the ten-month period from the date of acquisition, being April 1, 2004. The Company completed nine rough diamond sales during the fiscal year versus the previously planned ten.

Cost of Sales

The Company recorded cost of sales of $189.3 million during the fiscal year compared to $46.4 million during the prior year due to increased production at the Diavik Mine and the inclusion of Harry Winston in cost of sales. Cost of sales incurred prior to the August 1, 2003 commencement of commercial production was recorded against deferred mineral property costs.

Selling, General and Administrative Expenses

Aber incurred SG&A expenses of $74.3 million for the fiscal year compared to $13.7 million incurred for the prior year. The principal components of SG&A expense include expenses for salaries (including salon personnel), advertising, professional fees, rent and related office costs. Included in SG&A expense for the twelve months ended January 31, 2005 are $58.3 million in SG&A expenses related to Harry Winston. Excluding Harry Winston, SG&A expenses were higher in salaries and related benefits by $2.2 million, higher in stock options expense by $1.4 million, higher in professional fees by $0.7 million, lower in business development costs by $1.4 million and lower in other expenses by $0.6 million as compared to the prior year.

Interest and Financing Expenses

Interest and financing expenses of $15.6 million were incurred during the fiscal year compared to $12.6 million for the prior year. The current year's interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities. Prior to the August 1, 2003 commencement of commercial production, all interest and financing costs were capitalized to deferred mineral property costs with the exception of interest and financing on Aber's first mortgage on real property.

Other Income

The Company received $7.0 million from Tiffany to remove certain restrictions on the resale of Aber shares owned by Tiffany. Also included in other income is interest income on the Company's various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange loss of $5.3 million was recognized during the fiscal year compared with a gain of $13.3 million recognized during the prior year. The current year's loss was primarily the result of an unrealized foreign exchange loss on the revaluation of the Company's Canadian dollar denominated future income tax liability as the Canadian dollar strengthened against the US dollar. The prior year gain was substantially recorded on Aber's US dollar denominated net debt position and reflected a strengthened Canadian dollar prior to the adoption of the US dollar as the functional and reporting currency on August 1, 2003. The Company does not currently have any hedges outstanding.

Income Taxes

The Company's income tax expense of $56.3 million was recorded during the fiscal year ended January 31, 2005 compared to an income tax expense of $10.3 million for the previous fiscal year. The current year's tax expense includes a cumulative non-cash income tax expense of $3.3 million recorded during the first quarter on the revaluation of future income tax liabilities to reflect a 2% increase in the Northwest Territories income tax rate. The tax expense recorded in the prior year included a non-cash income tax benefit of $4.7 million relating to the revaluation of future income tax liabilities for reductions in future tax rates and the overall favourable effect of certain other changes in Canadian income and mining tax legislation.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2025.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Year ended January 31, 2005	Year ended January 31, 2004
Statutory income tax rate	42%	41%
Large Corporations Tax	1%	4%
Stock compensation	2%	3%
Resource allowance	(1)%	(13)%
Northwest Territories mining royalty	11%	12%
Impact of foreign exchange	(1)%	(3)%
Impact of reduction in future income tax rates	(2)%	(18)%
Other items	(1)%	1%
Effective income tax rate	51%	27%

OPERATIONAL UPDATE

Aber's results of operations include results from its mining operations and results from Harry Winston since April 1, 2004, the date of acquisition.

Mining Segment

Aber's 40% share of Diavik Mine production:

	Three months ended December 31, 2004	Three months ended December 31, 2003	Twelve months ended December 31, 2004	Twelve months ended December 31, 2003
Diamonds recovered (000s carats)	601	440	3,030	1,533
Grade (carats/tonne)	3.30	3.67	3.88	3.21
Operating costs, cash ($ millions)	20.1	14.8	70.0	48.0
Operating costs per carat, cash ($)	33	34	23	31

Operations at the Diavik Mine continued to progress to full capacity ahead of the time frame originally envisaged in the feasibility study. The Diavik Mine produced 7.575 million carats, on a 100% basis, in the twelve months ending December 31, 2004, a 98% increase over the prior year. Processing rates exceeded expectations by handling 1.95 million tonnes of ore. During the year, the plant operated at annualized production rates in excess of 2.0 million tonnes per annum. Processing of the low-grade mud unit encountered while mining the A-154 South pipe affected the reported grades through most of the year but, as mining continued to successively deeper benches, the impact diminished and was negligible by year end. In the fourth quarter of the calendar year, mining at the Diavik Mine focused on the development of the A-154 North pipe and the mining of its upper benches, with the production split between higher grade ore from A-154 South and lower grade ore from the top of A-154 North. The annualized production rate during the quarter was 1.85 million tonnes per annum, a drop from prior calendar quarters, as inclement weather, plant maintenance, and stripping of A-154 North waste material reduced the availability of ore.

Cash operating costs, incurred primarily in Canadian dollars, increased over the prior year as operations sustained a higher level of throughput. The higher processing rate resulted in increased fuel consumption and labour charges. Cash operating costs per carat decreased over the prior year as the number of carats produced rose. The decrease was partially offset by a strengthened Canadian dollar relative to the US dollar. Cash operating costs per carat for the fourth quarter were in line with the same period in the prior year as higher costs were offset by increased production.

This year, the Diavik Mine was awarded the John T. Ryan Regional Trophy for Select Mines in Western Canada. The award recognizes Diavik Mine's safety performance in 2003. This is the first time that a diamond mine in Canada has won the award.

The Diavik Mine has also been recognized as a leader in Aboriginal relations by the Canadian Council for Aboriginal Business. Only two other Canadian mines have been similarly recognized, and the Diavik Mine is the first in northern Canada.

Aber's diamond sales are based on an industry standard five-week cycle usually comprising ten sales events per year. As a result of the processing of low grade stockpiles at the end of the prior fiscal year, Aber combined the first two sales events of the year and held only nine sales. During the fourth quarter, Aber completed its first open tender sale of diamonds at which over 80 market participants viewed the sales parcels. The tender was undertaken as a means to measure Aber's pricing as significant price increases had occurred in many, although not all, categories of rough diamonds. Although some adjustments were made, the tender results confirmed Aber's pricing as generally being appropriate in the current market-place.

Retail Segment

During the year, a new management team of experienced industry professionals was established under the leadership of Mr. Thomas J. O'Neill as Chief Executive Officer of Harry Winston. The management team has focused on building a future growth plan for Harry Winston through the introduction of several initiatives in the merchandising, marketing and store development areas.

The existing high-end jewelry range was expanded with the introduction, during the holiday season, of a coherent collection of diamond jewelry at a broader range of price points. This was combined with a remodelling of the New York flagship store. Customer traffic in the flagship store increased 40% in the month of December, with transactions increasing 20%. Global sales for the month of December were up approximately 50% from the same period last year with high-end jewelry sales performing particularly well.

To reinforce Harry Winston's pre-eminent position, a new advertising campaign, featuring a variety of celebrities, was launched in the fall utilizing both magazine and newsprint formats.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

Working capital increased to $156.6 million at January 31, 2005 from $60.3 million at January 31, 2004, primarily as a result of cash received from operations, the net funds of $53.4 million received from the issuance of common shares in the first quarter less $35.0 million of cash required in connection with the acquisition of Harry Winston. As at January 31, 2005 Aber had unrestricted cash and cash equivalents of $123.6 million and contingency cash collateral and reserves of $13.8 million compared to $23.6 million and $100.1 million respectively at January 31, 2004. Included in unrestricted cash and cash equivalents at January 31, 2005 was $6.9 million held at the Diavik Mine and $4.6 million held at Harry Winston. This compares to unrestricted cash and cash equivalents of $7.2 million held at the Diavik Mine at January 31, 2004.

Financing Activities

During the quarter, the Company repaid $65.0 million of its $75.0 million senior secured revolving credit facility and made its second semi-annual mandatory repayment of $10.0 million on its $100.0 million senior secured term facility. The $75.0 million senior secured revolving credit facility and the $100.0 million senior term facility comprise Aber's amended financing arrangements that were completed during the first quarter. At January 31, 2005, the Company had $80.0 million outstanding on its senior secured term facility and $10.0 million outstanding on its senior secured revolving credit facility.

Also during the fourth quarter, the Company repaid $23.7 million that was drawn under the Company's revolving financing facility with Antwerpse Diamantbank N.V. as a result of the postponement of the Company's October rough diamond sale to an open market tender in the month of November.

As at January 31, 2005 Harry Winston had $40.4 million drawn on its $60.0 million credit facility primarily to fund salon inventory and capital expenditure requirements.

During the fourth quarter, Aber made its first dividend payment to its shareholders of $0.15 per share for a total of $8.7 million.

During the first quarter, Aber completed its equity offering of 1,500,000 common shares at a price of CDN $49.75 (US $37.20) per share for gross proceeds to the Company of CDN $74.6 million or $55.8 million (net proceeds of CDN $71.4 million or US $53.4 million). The common shares were purchased by a syndicate of underwriters for distribution to the public.

Investing Activities

In April, the Company announced the acquisition of a 51% share of Harry Winston Inc. The Company purchased its interest for $85.0 million, of which $20.3 million is in the form of a direct equity investment in Harry Winston. The total purchase price is payable by the Company in installments, with $40.0 million paid on closing of the transaction and the balance to be paid over the one-year period following closing.

During the fourth quarter, Aber paid $12.0 million to Tiffany to cancel a discount to open market pricing of future diamond sales made to Tiffany under the diamond supply agreement between the two companies. This amount has been recorded as a deferred charge to be amortized over the remaining term of the supply agreement which remains in effect.

During the fiscal year, the Company purchased capital assets of $20.7 million, of which $12.6 million were purchased for the Diavik Mine.

Subsequent to January 31, 2005, the Company paid $51.1 million, the remaining balance of the promissory note from the 51% acquisition of Harry Winston plus accrued interest. The Company also purchased 51% of Harry Winston's convertible subordinated notes.

Cash Flow from Operations

During the fiscal year ended January 31, 2005, Aber generated $150.4 million in cash from operations, compared to $51.2 million in the prior year. Quarterly variations in revenues and operating cash flows are to a certain degree inherent in the Company's diamond marketing activity due to the periodic nature of the Company's rough diamond sales activities and the seasonal nature of Harry Winston's retail sales. During the fiscal year, the Company purchased $24.1 million of inventory, received $7.0 million from Tiffany to remove certain restrictions on the resale of Aber shares owned by Tiffany, incurred additional accounts payable and accrued liabilities of $6.4 million, increased accounts receivable of $4.1 million and increased prepaid expenses by $2.3 million.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% interest in the Diavik Mine, the Company is obligated to fund the Joint Venture for 40% of its total expenditures on a monthly basis. DDMI has presented Aber with a revised mine plan for the period of 2005 to 2009. Aber's currently estimated share of the capital expenditures, including sustaining capital, for calendar years 2005 to 2009, is approximately $230.0 million.

The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual Obligations ($000s)	Total	Less Than 1 Year	Year 2-3	Year 4-5	After 5 Years
Long-term debt (a)	$150,810	$32,451	$40,793	$71,359	$6,207
Environmental and participation agreements incremental commitments (b)	70,926	9,212	16,113	12,569	33,032
Lease obligations (c)	48,315	3,986	8,364	7,601	28,364

Total contractual obligations	$270,051	$45,649	$65,270	$91,529	$67,603

(a)
Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled repayment of the term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006. The Company's first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009. Included under long-term debt is Harry Winston's $60.0 million credit facility, which expires on March 31, 2008 with no scheduled repayments required before that date. Also included under long-term debt are notes payable pertaining to four convertible subordinated note agreements totalling $12.1 million with two of Harry Winston's shareholders. The notes are due on December 31, 2005 and bear interest at 11% payable quarterly. The notes are subordinated to Harry Winston's credit facility. Harry Winston, at its option, may prepay all or a portion of the outstanding balance based upon an early redemption price.

(b)
The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber's share as at January 31, 2005 was $25.3 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount of $25.3 million satisfies that part of the respective contractual obligations included in the table above. The actual cash outlay for the Joint Venture's obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(c)
Lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston's New York salon, of which a shareholder has a 50% interest in the property, is rented on a month-to-month basis. The Company anticipates that rent expense for this location in 2006 will be approximately $3.3 million. This amount is not included in the contractual obligation table.

NON-CANADIAN GAAP PERFORMANCE MEASURES

References to "cash earnings" are earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that the inclusion of cash earnings enables investors to better understand the impact of certain non-cash items on Aber's financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber's performance or cash flows from operating, investing and financing activities as a measure of the Company's liquidity and cash flows. Aber's method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings

(expressed in thousands of United States dollars, except per share amounts)

UNAUDITED									AUDITED
	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2005 TOTAL	2005 TOTAL
Earnings	$29,533	$8,460	$12,295	$2,797	$3,163	$13,548	$5,833	$5,163	$53,084	$27,707
Non-cash income tax (recovery)	11,905	17,888	14,356	8,079	237	10,388	(4,862)	2,062	52,228	7,825
Non-cash foreign exchange loss (gain)	(1,550)	8,608	(888)	440	560	(682)	(13,151)	10	6,610	(13,263)
Depreciation and amortization	29,421	11,477	10,195	7,188	12,484	9,191	198	190	58,281	22,063

Cash earnings (loss)	$69,309	$46,433	$35,958	$18,504	$16,444	$32,445	$(11,982)	$7,425	$170,204	$44,332

Cash earnings (loss) per share	$1.20	$0.80	$0.63	$0.32	$0.29	$0.58	$(0.22)	$0.14	$2.96	$0.79

OUTLOOK

Growth in the diamond industry is expected to continue through calendar 2005 as retail sales of diamond jewelry expand through marketing initiatives. Further increases in demand are seen to be coming from South Asia and China as an emerging middle class expand their appetite for diamond jewelry.

The diamond pipeline is believed to be at working stock levels with no significant inventories of polished or rough diamonds. Aber believes this scenario is likely to persist in the coming years, although some short-term cyclicality in pricing for individual items is expected as the diamond market evolves.

In the upcoming fiscal year 2006, Aber's sales cycle will continue to be based on the traditional five-week rotation. Aber expects to have three sales in the first quarter, followed by two sales in the second and third quarters, and three in the fourth quarter. Seasonal variations in Diavik's production profile are also expected with lower production in the winter season being compensated by increases in the summer months.

Harry Winston projects increased sales in fiscal 2006 though existing stores and new locations. The company plans to open two to three additional stores in 2005 and has already signed a lease for a flagship store in London that is planned to open in 2006. Harry Winston will leverage its association with Aber, especially in the Indian and Israeli diamond markets, to competitively source the polished diamonds that are the essential raw material of its expansion plans.

CRITICAL ACCOUNTING ESTIMATES

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on Aber's reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Aber's financial results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves

Aber capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Aber has determined that commercial production related to the Diavik Mine was achieved during the fiscal year ended January 31, 2004. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Mine's latest projected open pit life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

Future Site Restoration Costs

The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company adopted Section 3110, "Accounting for Asset Retirement Obligations", effective November 1, 2003 and as at January 31, 2005, estimates of all legal obligations at the Joint Venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the Joint Venture level.

Income Tax

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change in tax rates is considered to be substantively enacted.

RISKS AND UNCERTAINTIES

Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in: personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint venture between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI's 60% interest in the Diavik Mine it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each is, in turn, dependent in significant part upon the worldwide price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US and Japan, and the level of demand for and discretionary spending on luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, particularly in the US or Japan, or the recurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry and Aber's results of operations.

Currency Risk

Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, will therefore increase the expenses of the Diavik Mine and the amount of the Company's Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston, respectively.

From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. There can be no guarantee that Aber and/or DDMI, the Company's joint venture partner and the operator of the Diavik Mine, will be able to obtain or maintain all necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

The operation of the Diavik Mine and exploration activities at the Diavik Project are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent Aber is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber's operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

Aber's success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

Aber, through its 51% interest in Harry Winston, is exposed to competition in the retail diamond market from other luxury goods diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to protect and promote its distinctive brand name. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber's results of operations will be adversely affected.

RECENTLY ISSUED ACCOUNTING STANDARDS

Employee Future Benefits

The Canadian Institute of Chartered Accountants ("CICA") issued a revision to Handbook Section 3461, "Employees Future Benefits". The principal changes relate to a company's disclosure of its employee future benefits plans. The new disclosure requirements are intended to improve and expand previous requirements. The Company has adopted the disclosure requirements for the year ended January 31, 2005.

Lease Arrangements

The CICA issued "EIC-150: Determining Whether an Arrangement Contains a Lease", which discusses whether outsourcing or other types of contract or arrangement contains a lease under the scope of CICA Section 3065, "Leases". The Company is currently assessing the impact of this pronouncement on the financial statements.

OUTSTANDING SHARE INFORMATION

as at January 31, 2005

Authorized	Unlimited
Issued and outstanding shares	57,918,279
Fully diluted(1)	58,744,340
Weighted average outstanding shares	57,568,733
Options outstanding	2,342,191

(1)
Fully diluted shares outstanding under the treasury stock method.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at www.aber.ca.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and the information contained in the annual report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors' Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

(Signed) Robert A. Gannicott Chief Financial Officer	(Signed) Alice Murphy Vice President and Chief Financial Officer

AUDITORS' REPORT

To the shareholders of Aber Diamond Corporation

We have audited the consolidated balance sheets of Aber Diamond Corporation as at January 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended January 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2005 in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP
Chartered Accountants
Toronto, Canada
March 8, 2005

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of United States dollars)

AS AT JANUARY 31,	2005	2004
Assets
Current assets:
Cash and cash equivalents (note 4)	$123,596	$23,628
Cash collateral and cash reserves (note 4)	13,786	100,091
Accounts receivable	17,403	3,549
Inventory and supplies (note 5)	138,927	22,177
Advances and prepaid expenses	10,748	2,130

	304,460	151,575
Deferred mineral property costs (note 6)	200,029	206,073
Capital assets (note 7)	260,616	263,442
Intangible assets (note 9)	43,597	—
Goodwill	41,966	—
Future income tax asset (note 13)	22,385	11,476
Deferred charges and other assets (note 10)	23,899	11,678

	$896,952	$644,244

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$58,746	$18,478
Promissory note (note 11)	50,902	—
Bank advances (note 12(d))	5,791	—
Current portion of long-term debt (note 12)	32,451	72,805

	147,890	91,283
Long-term debt (note 12)	118,359	150,270
Future income tax liability (note 13)	174,468	78,968
Other long-term liability	4,863	—
Future site restoration cost (note 14)	13,855	12,065
Minority interest (note 3)	18,045	—
Shareholders' equity:
Share capital (note 15)	292,119	232,897
Stock options	9,260	6,096
Retained earnings	101,460	57,031
Cumulative translation adjustment	16,633	15,634

	419,472	311,658
Commitments and guarantees (note 18)
Subsequent event (note 11)

	$896,952	$644,244

On behalf of the Board:

(Signed) Robert A. Gannicott Director	(Signed) Lars-Eric Johannson Director

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(expressed in thousands of United States dollars, except per share amounts)

YEARS ENDED JANUARY 31,	2005	2004	2003
Sales	$385,402	$95,596	$—
Cost of sales	189,311	46,404	—

	196,091	49,192	—
Selling, general and administrative expenses	74,298	13,655	8,245

Earnings (loss) from operations	121,793	35,537	(8,245)

Interest and financing expenses	(15,597)	(12,610)	—
Other income (note 17)	9,638	1,826	1,056
Foreign exchange gain (loss)	(5,295)	13,283	3,177

Earnings (loss) before income taxes	110,539	38,036	(4,012)
Income taxes — Current (note 13)	4,743	2,076	1,045
Income taxes (recovery) — Future (note 13)	51,593	8,253	(1,200)

Earnings (loss) before minority interest	54,203	27,707	(3,857)
Minority interest	1,119	—	—

Net earnings (loss)	$53,084	$27,707	$(3,857)

Earnings (loss) per share
Basic	$0.92	$0.50	$(0.07)

Fully diluted (note 16)	$0.90	$0.49	$(0.07)

Weighted average number of shares outstanding	57,568,733	55,136,766	54,594,547

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(expressed in thousands of United States dollars)

FOR THE YEAR ENDED JANUARY 31,	2005	2004	2003
Retained earnings, beginning of year	$57,031	$29,324	$33,181
Net earnings (loss)	53,084	27,707	(3,857)
Dividends paid	(8,655)	—	—

Retained earnings, end of year	$101,460	$57,031	$29,324

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of United States dollars)

FOR THE YEAR ENDED JANUARY 31,	2005	2004	2003
Cash provided by (used in):
Operating:
Net earnings (loss)	$53,084	$27,707	$(3,857)
Items not involving cash:
Amortization and accretion	58,281	22,062	250
Future income taxes (recovery)	52,228	8,253	(1,200)
Stock-based compensation	3,164	2,868	2,465
Foreign exchange	6,610	(13,283)	(3,177)
Minority interest	1,119	—	—
Gain on sale of other assets	—	(985)	—
Change in non-cash operating working capital	(24,091)	4,607	762

	150,395	51,229	(4,757)

Financing:
Repayment of long-term debt	(134,796)	28,000	194,019
Increase/(decrease) in revolving credit	27,550	(264)	—
Deferred financing	(4,286)	(868)	(10,973)
Dividends paid	(8,655)	—	—
Issue of common shares	59,222	11,013	387

	(60,965)	37,881	183,433

Investing:
Cash collateral and cash reserve	86,305	(55,091)	(28,000)
Deferred mineral property costs	(11,853)	(19,339)	(142,112)
Capital assets	(20,699)	(19,618)	(18,782)
Deferred charges	(15,025)	(2,127)	(1,067)
Purchase of Harry Winston (net of cash acquired)	(29,598)	—	—
Proceeds on sale of other assets	—	3,961	—

	9,130	(92,214)	(189,961)

Foreign exchange effect on cash balances	1,408	2,282	(2,214)
Increase in cash and cash equivalents	99,968	(822)	(13,499)
Cash and cash equivalents, beginning of year	23,628	24,450	37,949

Cash and cash equivalents, end of year	$123,596	$23,628	$24,450

Change in non-cash operating working capital:
Accounts receivable	(4,079)	(3,673)	(82)
Advances and prepaid expenses	(2,331)	(1,196)	(745)
Inventory and supplies	(24,093)	5,474	—
Accounts payable and accrued liabilities	6,412	4,002	1,589

	$(24,091)	$4,607	$762

Supplemental cash flow information:
Cash taxes paid	$3,609	$1,622	$681
Cash interest paid	$9,098	$9,710	$4,440

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended January 31, 2005, 2004 and 2003 (tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:    NATURE OF OPERATIONS

Aber Diamond Corporation (the "Company" or "Aber") is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Since the Joint Venture's fiscal year end is December 31, 2004, its financial statements are proportionately consolidated into the Company's financial statements with a one-month lag.

Aber acquired a 51% share of Harry Winston Inc. ("Harry Winston") located in New York City, US during the year. The results of Harry Winston have been consolidated in the financial statements of the Company effective April 1, 2004.

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada, and except as described in note 22 conform in all material respects with accounting principles generally accepted in the United States.

The principal accounting policies presently followed by the Company are summarized as follows:

(a)
Basis of Presentation

  The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated.

  The accounting policies described below include those of the Joint Venture.

(b)
Measurement Uncertainty

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes, and classification of current portion of long-term debt. Financial results as determined by actual events could differ from those estimated.

(c)
Revenue Recognition

  Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured.

  Revenue from merchandise fine jewelry and watch sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales are reported net of returns. Shipping and handling fees billed to customers are included in net sales and the related costs are included in cost of sales.

(d)
Cash Resources

  Cash and cash equivalents, and cash collateral and cash reserve consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 91 days), and are carried at cost, which approximates market.

  Funds in cash collateral and cash reserve are maintained as prescribed under the Company's debt financing arrangements and will become available to Aber for general corporate purposes and for debt servicing as prescribed by the terms of credit facility agreements.

(e)
Trade Accounts Receivable

  Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f)
Inventory

  Rough diamond inventory is recorded at the lower of cost or market and includes stockpiled ore, diamonds in process, and diamonds held for sale. Cost is determined on an average cost basis including production costs and value-added processing activity.

  Merchandise inventory is recorded at the lower of cost or market and includes fine jewelry and watches. Included in merchandise inventory are production costs such as material, labour and overhead costs.

  Supplies inventory is recorded at the lower of cost or market and includes consumables and spare parts maintained at the Diavik Mine site and at the Company's sorting and sales facility locations.

(g)
Deferred Mineral Property Costs

  All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre-production stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

  The costs of deferred mineral properties from which there is production are amortized using the unit-of-production method based upon estimated proven and probable reserves.

  General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

  On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Company or its partners continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated fair value.

(h)
Capital Assets

  Capital assets are stated at cost less accumulated amortization. Amortization is provided using the unit-of-production method or straight-line method. The substantial portion of Diavik Mine capital assets are amortized using the unit-of-production method. Other capital assets are amortized using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Asset	Estimated useful life (years)
Buildings	10-40
Machinery and mobile equipment	3-10
Furniture and equipment	2-10
Leasehold and building improvements	Up to 20

  Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

  Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

(i)
Intangible Assets

  Certain intangible assets are recorded at fair value upon acquisition and have an indefinite useful life (note 9). The Company assesses impairment of such intangible assets by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in an arm's length transaction. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to earnings in the year in which such impairment is determined by management.

  Other intangible assets are amortized on a straight-line basis over their estimated useful life of 65 to 120 months. On an ongoing basis, management reviews the carrying value and amortization of intangible assets taking into consideration any events and circumstances that might have impaired their carrying value.

(j)
Goodwill

  Goodwill represents the excess of cost over fair value of net assets acquired. Goodwill is not amortized but is reviewed at least annually for impairment.

(k)
Deferred Charges and Other Assets

  Deferred financing costs are amortized over the repayment terms of the related debt. Other assets are amortized over a period not exceeding 10 years.

  Amortization of deferred financing charges relating to long-term debt was charged to the cost of the underlying asset prior to the commencement of commercial activity.

(l)
Future Site Restoration Costs

  The Company records the fair value of any asset retirement obligations as a long-term liability in the year in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted at the end of each fiscal year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

(m)
Foreign Currency Translation

  The functional currency of the Company is the US dollar. At year end, monetary assets and liabilities denominated in foreign currency are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

  For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rate of exchange in effect at the time of the transaction. Foreign exchange gains and losses are recorded in the cumulative translation adjustment account under shareholders' equity.

(n)
Income Taxes

  The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year during which the change in tax rates is considered to be substantively enacted.

(o)
Stock-Based Compensation

  The Company applies the fair value method to all grants of stock options.

  All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as stock options in shareholders' equity. The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

(p)
Financial Instruments

  From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. In accordance with the Canadian Institute of Chartered Accountants ("CICA") accounting guideline AcG-13, "Hedging Relationships", for a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not engage in a trading or speculative program.

(q)
Basic and Diluted Earnings per Share

  Basic earnings per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the year.

  Diluted earnings per share are prepared using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes any option proceeds would be used to purchase common shares with an average market value for the year less than the exercise price. Options with an average market value for the year higher than the exercise price are not included in the calculation of diluted earnings per share as such options are not dilutive.

(r)
Impairment of Long-Lived Assets

  Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(s)
Comparative Figures

  Certain figures have been reclassified to conform with presentation in the current year.

(t)
Recently Issued Accounting Pronouncements

  Lease Arrangements

  The CICA issued "EIC-150: Determining Whether an Arrangement Contains a Lease", which discusses whether outsourcing or other types of contract or arrangement contains a lease under the scope of CICA Section 3065, "Leases". The Company is currently assessing the impact of this pronouncement on the financial statements.

NOTE 3:    ACQUISITION

On April 1, 2004, the Company completed the acquisition of a 51% share of Harry Winston Inc., a luxury jewelry and watch retailer. The Company purchased its interest for $85.0 million, of which $20.3 million was in the form of a direct equity investment in Harry Winston. The total purchase price, before transaction costs, is payable by the Company in installments, with $49.8 million remaining to be paid over the one-year period following closing. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company's 51% interest).

The allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth in the table below and continues to be refined. The valuation of intangible assets has been completed by a third party valuator. Purchase price amounts give rise to future income tax liabilities that have been recorded in the same year in which the intangible assets are separately identified.

Accounts receivable	$30,045
Inventory	92,658
Intangibles	44,160
Goodwill	41,966
Other assets	22,724
Accounts payable and accrued liabilities	(32,199)
Bank loan	(43,872)
Future income tax liability	(20,644)
Minority interest	(16,519)
Notes payable	(12,099)
Other liabilities	(17,230)
$88,990
Cash paid at acquisition	$40,000
Purchase price adjustment	(5,066)
Initial cash outlay	34,934
Promissory note	49,765
Acquisition and other costs	4,291
$88,990

Minority interest represents the remaining 49% ownership of Harry Winston not held by Aber.

NOTE 4:    CASH RESOURCES

	2005	2004
Diavik Joint Venture	$6,889	$7,227
Cash and cash equivalents	116,707	16,401

Total cash and cash equivalents	123,596	23,628
Cash collateral and cash reserve	13,786	100,091

Total cash resources	$137,382	$123,719

NOTE 5:    INVENTORY AND SUPPLIES

	2005	2004
Rough diamond inventory	$19,013	$11,128
Merchandise inventory	110,175	—
Supplies inventory	9,739	11,049

Total inventory and supplies	$138,927	$22,177

NOTE 6:    DEFERRED MINERAL PROPERTY COST

	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Diavik Mine	$217,926	$17,897	$200,029	$222,193	$16,120	$206,073

The Company holds a 40% interest in the Diavik group of mineral claims, which, based on a feasibility study, contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties which are in the aggregate 2% of the value of production.

The Company has various commitments relating to its interest in the Diavik mineral properties which are in the normal course of business. The ability of the Company to maintain its interest in its properties by contributing its share of exploration, development and capital expenditures is dependent upon its ability to successfully market and sell diamonds. The amounts shown as deferred mineral property costs represent net costs to date less amounts written down and do not necessarily represent present or future values.

Upon commencement of commercial production, certain balance sheet amounts relating to producing assets have been reclassified from deferred mineral property costs to the appropriate section of the balance sheet being inventory and capital assets. The total deferred mineral properties are currently being amortized based on the unit-of-production method.

NOTE 7:    CAPITAL ASSETS

	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Diavik equipment
and leaseholds (a)	$278,376	$54,170	$224,206	$265,737	$26,518	$239,219
Furniture, equipment and other (b)	10,930	5,800	5,130	9,130	1,643	7,487
Real property — land and building (c)	36,502	5,222	31,280	17,065	329	16,736

	$325,808	$65,192	$260,616	$291,932	$28,490	$263,442

(a)
Diavik equipment and leaseholds are project related assets at the Joint Venture level.

(b)
Furniture, equipment and other includes equipment located at the Company's diamond sorting facility and at Harry Winston's salons.

(c)
Real property is comprised of land and a building which houses the corporate activities of the Company and various leasehold improvements to Harry Winston's salons and corporate offices.

NOTE 8: DIAVIK JOINT VENTURE

The following represents Aber's 40% proportionate interest in the Joint Venture as at December 31, 2004 and 2003.

	2005	2004
Current assets	$33,057	$19,550
Long-term assets	379,860	387,590
Current liabilities	9,198	7,462
Long-term liabilities	403,709	399,678
Net expense	159,432	471,835
Cash flows resulting from operating activities	(75,703)	(52,524)
Cash flows resulting from financing activities	95,730	61,805
Cash flows resulting from investing activities	(16,415)	(20,119)

The Company is contingently liable for the other participant's portion of the liabilities of the Joint Venture.

NOTE 9:    INTANGIBLE ASSETS

	Amortization Period	Cost	Accumulated Amortization	2005 Net	2004 Net
Trademark	indefinite life	$33,850	$—	$33,850	$—
Drawings	indefinite life	5,200	—	5,200	—
Wholesale distribution network	120 months	2,500	(208)	2,292	—
Store leases	65 to 105 months	2,610	(355)	2,255	—

Intangible assets		$44,160	$(563)	$43,597	$—

NOTE 10:    DEFERRED CHARGES AND OTHER ASSETS

	2005	2004
Prepaid pricing discount (i), net of accumulated amortization of $0.2 million	$11,760	$—
Other assets	5,410	9,675
Financing, net of accumulated amortization of $0.8 million (2004 — $16.2 million)	3,729	2,003
Refundable security deposits	3,000	—

	$23,899	$11,678

(i)
During the fourth quarter, $12.0 million was paid to Tiffany & Co. by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized over the remaining life of the contract.

NOTE 11:    PROMISSORY NOTE

	2005	2004
Promissory note	$50,902	$—

The $50.9 million represents the balance of the purchase price payable plus accrued interest by the Company for its acquisition of 51% of Harry Winston, which is to be paid within one year of the transaction date. Interest is payable on the promissory note at 7% per annum.

On March 3, 2005, the Company paid $51.1 million, the remaining balance of the promissory note from the 51% acquisition of Harry Winston plus accrued interest.

NOTE 12:    LONG-TERM DEBT

	2005	2004
Credit facility (a)	$90,000	$215,000
Harry Winston credit facility (b)	40,432	—
First mortgage on real property	8,279	8,075
Notes payable (c)	12,099	—

Total long-term debt	150,810	223,075

Less current portion	(32,451)	(72,805)

	$118,359	$150,270

(a)
Credit Facility

  On March 3, 2004, the Company completed the refinancing of its Project Loan Facility. The Company's previous $230.0 million Project Loan Facility has been refinanced into a $100.0 million senior secured term facility and a $75.0 million senior secured revolving facility under an amendment and restatement of the Project Loan Facility credit agreement. The amended facilities have underlying interest rates, which at the option of the Company, are either LIBOR plus a spread of 1.50% to 2.625%, or US Base Rate plus a spread of 0.50% to 1.625%. The amended facilities have a final maturity date of December 15, 2008. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly. The Company may at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of $5.0 million. The Company is required to comply with certain financial and non-financial covenants. Under the amended facilities, the Company is required to establish a debt reserve account containing up to a maximum of $15.0 million. The effective interest at January 31, 2005 was between 4.50% and 4.58%.

  Scheduled amortization of the Company's senior secured term facility is over ten equal consecutive semi-annual installments commencing June 15, 2004. As at January 31, 2005, the Company had an $80.0 million senior secured term facility and had drawn down $10.0 million under its senior secured revolving facility. The senior secured revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in September 2006.

  Interest and financing charges include interest incurred on long-term debt, as well as amortization of deferred financing charges.

(b)
Harry Winston Credit Facility

  On March 31, 2004, Harry Winston Inc. and Harry Winston Far East, K.K. entered into a new secured four-year credit agreement with a syndicated group of banks. The credit agreement established a $60.0 million facility that includes both a revolving line of credit and fixed rate loans. At January 31, 2005, $40.4 million had been drawn against the facility. The amount available under this facility is subject to availability determined using a borrowing formula based on certain assets owned by Harry Winston Inc. and Harry Winston Far East, K.K. The Harry Winston credit facility, which expires on March 31, 2008, has no scheduled repayments required before that date.

  The credit agreement contains affirmative and negative financial and non-financial covenants, which apply to Harry Winston on a consolidated basis. These provisions include minimum net worth, minimum coverage of fixed charges, leverage ratio, minimum EBITDA and limitations on capital expenditures.

  The outstanding borrowings under the credit facility are secured by inventory and accounts receivable of Harry Winston Inc. and inventory of Harry Winston Far East, K.K. with no guarantees or recourse to Aber.

  The facility provides for fixed rate loans and floating rate loans, which bear interest at 2.75% above LIBOR and 1.75% above the bank's prime rate, respectively. The effective interest rate at January 31, 2005 was 7.00%.

(c)
Notes Payable

  On March 31, 2004, Harry Winston entered into four convertible subordinated note agreements totalling $12.1 million with two of its minority shareholders. The notes are due on December 31, 2005 and bear interest at 11% payable quarterly. The notes are subordinated to Harry Winston's credit facility. Harry Winston at its option may prepay all or a portion of the outstanding balance based upon an early redemption price.

(d)
Bank Advances

  The Company also operates a revolving financing facility. Under the terms of the facility, the Company has available $34.0 million (utilization in either US dollars or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber International N.V. Borrowings under the facility bear interest at the bank's base rate plus 1.5%. At January 31, 2005, no amount was drawn under this facility. This facility has an annual commitment fee of 0.75% per annum.

  Harry Winston Far East, K.K. maintains unsecured credit agreements with two banks each amounting to Yen 300 million (US $2.9 million). The credit facilities bear interest at 1.875% per annum and expire on April 28, 2005 and December 30, 2005, respectively. Under these agreements, bank advances of $5.8 million were outstanding at January 31, 2005.

(e)
Required Principal Repayments

2006	$32,451
2007	20,381
2008	20,412
2009	70,877
2010	482
Thereafter	6,207

$150,810

NOTE 13:    INCOME TAX

The future income tax asset of the Company is $22.4 million, of which $16.3 million relates to Harry Winston. Included in the future tax assets is $13.5 million which has been recorded to recognize the benefit of $66.7 million of net operating losses that Harry Winston has available for carry forward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2018 and 2025.

The future income tax liability of the Company is $174.5 million of which $40.0 million relates to Harry Winston. Harry Winston's future income tax liabilities include $20.6 million from the purchase price allocation. The Company's future income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded in net earnings for each year.

The Northwest Territories territorial income tax rate was increased from 12% to 14%, retroactive to January 1, 2004. The increased rate was substantively enacted in March 2004 and, as such, the net future tax liability of the Company was increased by $3.3 million recognized in earnings during the first quarter.

(a)
The income tax provision consists of the following:

	2005	2004	2003
Current expense	$4,743	$2,076	$1,045
Future expense (recovery)	51,593	8,253	(1,200)

	$56,336	$10,329	$(155)

(b)
The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2005 and 2004 are as follows:

	2005	2004
Future income tax assets:
Net operating loss carryforwards	$29,708	$4,168
Capital assets	356	3,192
Future site restoration costs	4,714	4,116
Other future income tax assets	2,519	—

Gross future income tax assets	37,297	11,476
Valuation allowance	(14,912)	—

Future income tax assets	22,385	11,476
Future income tax liabilities:
Deferred mineral property costs	(112,860)	(74,282)
Capital assets	(20,922)	—
Retail inventory	(19,136)	—
Goodwill	(20,644)	—
Unrealized foreign exchange gains	(906)	(4,686)

Future income tax liabilities	(174,468)	(78,968)

Future income tax liability, net	$(152,083)	$(67,492)

(c)
The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 42% (2004 — 41%; 2003 — 41%) is a result of the following:

	2005	2004	2003
Expected income tax expense (recovery)	$46,426	$15,595	$(1,645)
Resource allowance	(1,607)	(4,942)	768
Non-deductible (non-taxable) items	(26)	1,375	1,564
Large Corporations Tax	1,370	1,436	1,045
Northwest Territories mining royalty	12,459	4,569	—
Net reduction in future corporate income tax rates	(2,417)	(7,033)	(2,387)
Losses for which benefit not recognized	1,030	—	—
Other	(899)	(671)	500

Recorded income tax expense (recovery)	$56,336	$10,329	$(155)

(d)
The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $3.7 million. Harry Winston has net operating loss carryforwards for US income tax purposes of $66.7 million.

NOTE 14:    FUTURE SITE RESTORATION COSTS

	2005	2004
Future site restoration costs	$13,855	$12,065

The Joint Venture has an obligation under various agreements (note 18) to reclaim and restore the lands disturbed by its mining operations.

Future site restoration costs as at January 31, 2004 have been reflected on the balance sheet as $12.1 million to reflect the net present value of the closure obligations at that time. During the fiscal year ending January 31, 2005, the obligation increased by $1.1 million as a result of the liabilities arising due to mining operations during the year, and by a further $0.7 million due to accretion expense. Amortization of $1.0 million was recorded with respect to the related asset.

The Company's share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2005 is estimated to be $20.5 million of which approximately $13.9 million is expected to occur at the end of the mine life. The anticipated cash flows relating to the obligation have been discounted at a risk free interest rate of 5.57%.

NOTE 15:    SHARE CAPITAL

(a)
Authorized

  Unlimited common shares without par value.

(b)
Issued

	Number of Shares	Amount
Balance, January 31, 2002	54,581,320	$221,497
Shares issued for:
Cash on exercise of options	55,350	387

Balance, January 31, 2003	54,636,670	$221,884
Shares issued for:
Cash on exercise of options	1,296,562	11,013

Balance, January 31, 2004	55,933,232	$232,897
Shares issued for:
Cash	1,500,000	53,369
Cash on exercise of options	485,047	5,853

Balance, January 31, 2005	57,918,279	$292,119

In February 2004, the Company issued 1,500,000 common shares for gross proceeds of CDN $74.6 million, with issuance costs of CDN $3.2 million.

(c)
Stock Options

  Under the Employee Stock Option Plan, approved in February 2001, the Company may grant options for up to 4,500,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

  The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of the grant. The maximum term of an option is ten years.

  The Company's shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Changes in share options outstanding are as follows:

	2005			2004			2003
		Weighted Average Exercise Price			Weighted Average Exercise Price			Weighted Average Exercise Price
	Options 000s			Options 000s			Options 000s
		CDN$	US$		CDN$	US$		CDN$	US$
Outstanding, beginning of year	2,515	$18.69	$13.53	3,363	$14.48	$10.48	2,674	$11.49	$8.32
Granted	335	41.60	32.00	524	29.21	21.15	762	24.96	18.07
Exercised	(485)	15.38	11.83	(1,297)	11.88	8.49	(55)	10.67	7.72
Expired	(23)	21.66	16.66	(75)	21.11	15.29	(18)	25.32	18.33

	2,342	$22.62	$18.22	2,515	$18.69	$13.53	3,363	$14.48	$10.48

The following summarizes information about stock options outstanding at January 31, 2005:

	Options Outstanding
		Weighted Average Remaining Contractual Life in Years		Options Exercisable
Range of Exercise Prices CDN$	Number Outstanding 000s		Weighted Average Exercise Price, CDN$	Number Exercisable 000s	Weighted Average Exercise Price, CDN$
$9.10-$9.15	360	4.9	$9.14	360	$9.14
10.60-10.85	80	4.0	10.66	80	10.66
12.45-13.25	442	6.0	12.50	442	12.50
17.50-18.95	101	6.4	17.64	76	17.69
23.35-29.25	919	7.6	25.44	500	25.05
34.20-40.30	106	8.7	39.79	27	39.79
41.45-41.95	335	9.3	41.60	—	—

	2,342		$22.62	1,485	$16.57

(d)
Stock-Based Compensation

  The Company applies the fair value method to all grants of stock options.

  The fair value of options granted during the years ended January 31, 2005, 2004 and 2003 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	3.58%	4.64%	5.09%
Dividend yield	—	—	—
Volatility factor (i)	30.31%	33.26%	33.25%
Expected life of the option	3.6 years	6.4 years	7.0 years
Average fair value per option, CDN	$11.54	$11.89	$11.27
Average fair value per option, US	$8.88	$8.61	$7.20

(i)
Volatility factor is based on the Company's historical share price but not including share price information preceding the Company's announcement of securing project financing for the Diavik Project. Options granted in fiscal 2005 were made prior to the adoption of a dividend policy by the Company.

(e)
Restricted and Deferred Share Unit Plans ("RSU" and "DSU" Plans)

  At the end of January 31, 2005, the Company had outstanding 58,344 RSUs and 15,804 DSUs under an employee and director incentive compensation program respectively. The RSU and DSU Plans are full value phantom shares which mirror the value of Aber's publicly traded common shares.

  Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

  Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

  The expenses related to the RSUs and DSUs are accrued based on the price of Aber's common shares at the end of the period and the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. The Company recognized an expense of $1.0 million for RSUs and DSUs for the twelve months ended January 31, 2005.

Note 16:    Earnings (Loss) per Share

The following table sets forth the computation of diluted earnings per share:

	2005	2004	2003
Numerator:
Net earnings (loss) for the year	$53,084	$27,707	$(3,857)

Denominator (thousands of shares):
Weighted average number of shares outstanding	57,569	55,137	54,595
Dilutive effect of employee stock options/RSUs/DSUs	1,175	1,166	—

	58,744	56,303	54,595

Number of anti-dilutive options	—	102	—

Note 17:    Other Income

During the fourth quarter of 2005, the Company received funds from Tiffany to remove certain restrictions on the resale of Aber shares owned by Tiffany. As a result of this transaction, Tiffany no longer owns any shares of Aber and therefore is no longer classified as a related party.

Note 18:    Commitments and Guarantees

(a)
Environmental Agreement

  Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber's share of this funding requirement was $0.2 million for calendar 2004. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber's share of the Joint Venture's letters of credit outstanding with respect to the environmental agreements as at January 31, 2005 was $25.3 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)
Participation Agreements

  The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal Bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)
Commitments

  Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture's environmental and participation agreements at Aber's 40% share, before any reduction of future reclamation activities and future minimum annual rentals under non-cancellable operating leases for retail salons and corporate office space, and are as follows:

2006	$38,496
2007	46,955
2008	54,599
2009	65,556
2010	66,817
Thereafter	99,290

Note 19:    Employee Benefit Plans

(a)
Defined Benefit Pension Plan

  Harry Winston sponsors a defined benefit pension plan covering substantially all of its employees based in the United States. The benefits are based on years of service and the employee's compensation. In April 2001, Harry Winston amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry Winston's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consisted primarily of fixed income, equity and other short-term investments. Certain foreign subsidiaries of Harry Winston have separate pension plan arrangements, which are fully funded at January 31, 2005. The plan assets and benefit obligations were valued as of January 1, 2005. The next valuation is scheduled for January 1, 2006.

  (i)
  Information about Harry Winston's defined benefit plan is as follows:

Pension Benefit Plan 2005
Accrued benefit obligation:
Balance, beginning of year	$11,510
Interest cost	557
Actuarial gain	4
Effects of changes in assumptions	284
Benefits paid	(746)

Balance, end of year	11,609

Plan assets:
Fair value, beginning of year	7,745
Actual return on plan assets	359
Employer contributions	1,127
Benefits paid	(746)

Fair value, end of year	8,485

Funded status — plan deficit (included in accrued liabilities)	$(3,124)

  (ii)
  Plan Assets

    The asset allocation of Harry Winston's pension benefits at January 31, 2005 were as follows:

Percentage of Plan Assets 2005
Asset category:
Cash equivalents	19%
Equity securities	75%
Fixed income securities	5%
Other	1%

Total	100%

  (iii)
  The weighted average significant assumptions used are as follows:

Pension Benefit Plan 2005
Accrued benefit obligation:
Discount rate	5.75%
Expected long-term rate of return	7.50%

Benefit costs for the year:
Discount rate	5.75%
Expected long-term rate of return on plan assets	7.50%
Rate of compensation increase	0.00%

    Harry Winston's overall expected long-term rate of return on assets is 7.50%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

  (iv)
  The following table sets forth the plan's benefit cost, employer contributions and benefits paid to plan participants:

Pension Benefit Plan 2005
Benefit cost	$114
Employer contribution	1,127
Benefits paid	746

  (v)
  Harry Winston expects to contribute $1.1 million to its pension plan in calendar 2005. The benefits expected to be paid in each calendar year from 2005 to 2009 are $0.8 million, $0.9 million, $0.9 million, $0.8 million and $0.8 million, respectively. The aggregate benefits expected to be paid in the five calendar years from 2010 to 2014 are $3.9 million. The expected benefits are based on the same assumptions used to measure Harry Winston's benefit obligation at January 31, 2005.

(b)
Defined Contribution Plan

  Harry Winston has a defined contribution 401(k) plan covering substantially all employees in the United States that provides employer-matching contributions based on amounts contributed by an employee, up to 50% of the first 6% of the employee's salary. Harry Winston expensed $0.2 million at January 31, 2005. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

  The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employees' salary. The cost of the Joint Venture's contributions for the fiscal year was $1.2 million.

Note 20:    Related Parties

Transactions with related parties include management agreements with all of Harry Winston's shareholders for $0.5 million and rent for $1.4 million relating to the New York salon, payable to an employee and shareholder. At January 31, 2005, there was $4.3 million of rent accrued on the balance sheet. The rent has been recorded at the exchange amount.

Note 21:    Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, as of January 31, 2005.

The mining segment consists of the Company's rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company's ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the twelve months ended January 31, 2005	Mining	Retail	Total
Revenue
North America	$252,666	$52,324	$304,990
Europe	—	48,098	48,098
Asia	—	32,314	32,314
Cost of sales	119,314	69,997	189,311

	133,352	62,739	196,091
Selling, general and administrative expenses	16,024	58,274	74,298

Earnings from operations	117,328	4,465	121,793

Interest and financing expenses	(11,399)	(4,198)	(15,597)
Other income/(expense)	9,795	(127)	9,668
Gain (loss) on sale of other assets	(30)	—	(30)
Foreign exchange gain (loss)	(6,244)	949	(5,295)

Segmented earnings (loss) before income taxes	$109,450	$1,089	$110,539

Segmented assets as at January 31, 2005
Canada	$640,187	$—	$640,187
United States	—	198,017	198,017
Other foreign countries	6,604	52,144	58,748

	$646,791	$250,161	$896,952

Goodwill as at January 31	$—	$41,966	$41,966
Capital expenditures	$15,536	$5,163	$20,699
Other significant non-cash items:
Income tax expense	$52,228	$(635)	$51,593

All rough diamonds are produced in Canada and sold on the international market.

One customer in the mining segment had sales of $29.7 million (2004 — $12.7 million).

Note 22:    Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP ("US GAAP").

	Canadian GAAP 2005	US GAAP 2005
Balance sheet:
Mining interests (a)	$200,029	$143,693
Long-term debt	118,359	131,520
Future income tax liability, net	152,083	126,826
Shareholders' equity	419,472	371,056

	Canadian GAAP 2004	US GAAP 2004
Balance sheet:
Mining interests (a)	$206,073	$144,696
Deferred charges and other assets	11,678	2,397
Long-term debt	150,270	163,431
Future income tax liability, net	67,492	37,335
Shareholders' equity	311,658	257,995

	2005	2004	2003
Earnings (loss) for the year, Canadian GAAP	$53,084	$27,707	$(3,857)
Foreign exchange gain (b)	—	(13,161)	—
Amortization (c)	14,322	(10,775)	—
Future income taxes	(9,075)	5,441	(1,174)
Mark to market foreign currency contracts	—	(1,007)	(153)

Earnings (loss) for the year, US GAAP	$58,331	$8,205	$(5,184)

Basic earnings (loss) per share	$1.01	$0.15	$(0.10)

Diluted earnings (loss) per share	$0.99	$0.15	$(0.10)

(a)
Expenditures on Mining Interests Prior to the Establishment of Proven and Probable Reserves

  Effective February 1, 1999, the Company changed its method of accounting for costs on unproven properties under US GAAP from capitalizing all expenditures to expensing all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

  Upon commencement of commercial production, certain mineral property costs were reclassified to capital assets and inventory, for both Canadian and US GAAP purposes.

(b)
US Functional Currency

  For US GAAP purposes, commercial production commenced as of February 1, 2003 and, therefore, the US dollar became the functional currency for the Company as of that date. Accordingly, foreign exchange gains recorded prior to the commencement of commercial production on August 1, 2003, for Canadian GAAP purposes, during the first and second quarters of the prior fiscal year, are reversed.

(c)
Amortization of Deferred Mineral Property and Deferred Charges and Other Assets

  For US GAAP purposes, commercial production commenced as of February 1, 2003. Therefore, all of the current fiscal year's amortization pertaining to items deferred for Canadian GAAP purposes during the first and second quarters of the prior fiscal year are added back to net earnings for US GAAP purposes. In fiscal 2005, amortization expense is less for US GAAP purposes as a result of accounting for costs of unproven properties (see note 22(a) above). In fiscal 2004, amortization expense is higher for US GAAP purposes as a result of different dates used for commercial production.

(d)
Impact of Recent United States Accounting Pronouncements

  In November 2004, the US Financial Accounting Standards Board ("FASB") issued SFAS 151, "Inventory Costs — an Amendment of ARB No. 43, Chapter 4". The amendment made by this statement will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges, and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The new standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after June 15, 2005. The guidance should be applied prospectively. The Company does not believe that the application of SFAS 151 will have an impact on the consolidated financial statements, under US GAAP.

  In December 2004, FASB issued SFAS 123 (revised), "Share-Based Payment". The FASB has issued revised standards to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured. The revised statement is effective for public companies' interim or annual periods beginning after June 15, 2005 and is effective for non-public companies for annual periods beginning after December 15, 2005. The adoption of this standard is not expected to have an impact on the consolidated financial statements of the Company.

  In December 2004, FASB issued SFAS 153,"Exchanges of Non-monetary Assets". This standard deals with the accounting for the exchanges of non-monetary assets and is an amendment of APB Opinion 29. SFAS 153 eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance, as defined. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of SFAS 153 will have an impact on the consolidated financial statements, under US GAAP.

SAFE HARBOUR STATEMENT ON FORWARD-LOOKING INFORMATION

Included in this Annual Report are "forward-looking statements" and "forward-looking information" within the meaning of the US Private Securities Litigation Reform Act of 1995 and within the meaning of securities laws. Forward-looking statements and information may relate to Aber's future outlook and anticipated events or results and, in some cases, can be identified by terminology such as "estimate", "intend", "expect", "anticipate", "projected" or other similar expressions concerning matters that are not historical facts. In particular, statements regarding Aber's future operational or financial performance, future operations at the Diavik Mine or the results of future exploration activities are forward-looking statements and information.

All forward-looking statements and information are based on Aber's current beliefs as well as assumptions made by and information currently available to the Company concerning anticipated financial performance, business prospects, strategies, regulatory developments, market forces, mining and exploration activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements and information are subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what Aber currently expects. With respect to Aber's future revenues and results of operations, these factors include developments in world diamond markets, changes in diamond valuations, risks relating to the retail operations of Harry Winston, risks relating to fluctuations in the Canadian dollar and other currencies relative to the US dollar, and other factors. With respect to the Diavik Diamond Mine, these factors include the results of additional drilling and sampling, changes in diamond valuations, changes in engineering and construction timetables, unanticipated problems with mine operations and production, revisions to mining plans and other operational or production decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, changes in financing arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner, and other factors.

Readers are cautioned not to place undue reliance or importance on these forward-looking statements or information, which speak only as of the date of this Annual Report. Due to risks and uncertainties, including the risks and uncertainties identified above, elsewhere in this Annual Report and in the Company's filings with Canadian and United States securities regulatory authorities, actual events may differ materially from current estimates, expectations and projections. The Company disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements and information is contained in the Company's filings with Canadian and United States securities regulatory authorities.

DIAVIK DIAMOND MINE MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

as of December 31, 2004

Aber owns a 40% joint venture interest in the Diavik Diamond Mine. The remaining 60% joint venture interest is owned and operated by Diavik Diamond Mines Inc. ("DDMI"), a subsidiary of Rio Tinto plc of London, England.

Proven and Probable Reserves

	Proven			Probable			Proven and Probable
Open Pit and Underground Mining Kimberlite Pipe	Millions of Tonnes	Carats per Tonne	Millions of Carats	Millions of Tonnes	Carats per Tonne	Millions of Carats	Millions of Tonnes	Carats per Tonne	Millions of Carats
A-154 South	6.4	4.6	29.4	4.1	4.2	17.3	10.5	4.5	46.7
A-154 North(1)	4.8	2.2	10.7	5.8	1.8	10.3	10.6	2.0	21.0
A-418	5.0	3.2	15.9	3.7	3.2	12.1	8.7	3.2	27.9
A-21(2)	—	—	—	—	—	—	—	—	—

Total	16.2	3.5	56.0	13.6	2.9	39.7	29.8	3.2	95.6

Note: Totals may not add up due to rounding.
(1)
The previous reserve estimate prepared for Aber Diamond Corporation on A-154 North included 1.3 Mt of proven and probable reserves at a grade of 3.5 ct/t containing 4.5 Mcts of diamonds.
(2)
The previous reserve estimate prepared for Aber Diamond Corporation on A-21 included 4.0 Mt of probable reserves at a grade of 3.0 ct/t containing 11.7 Mcts of diamonds.

Additional Resources(1)

	Indicated Resources			Inferred Resources
Kimberlite Pipe	Millions of Tonnes	Carats per Tonne	Millions of Carats	Millions of Tonnes	Carats per Tonne	Millions of Carats
A-154 South	—	—	—	0.6	4.4	2.6
A-154 North	—	—	—	1.6	2.5	4.0
A-418	—	—	—	0.6	3.8	2.2
A-21	4.3	3.1	13.3	0.5	2.7	1.3

Total	4.3	3.1	13.3	3.2	3.1	10.1

Note: Totals may not add up due to rounding.
(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability.

William E. Roscoe, Ph.D., P.Eng, and John T. Postle, P.Eng, of Roscoe Postle Associates Inc. are acting as the Company's independent Qualified Persons in compliance with National Instrument 43-101 with respect to this Reserve and Resource Statement and have reviewed its contents for verification purposes. More detail on the mineral resources and mineral reserves can be found in Aber's 2004-2005 Annual Information Form filed on www.sedar.com

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Robert A. Gannicott
 Chairman & Chief Executive Officer, Aber
Director since June 1992.

Lars-Eric Johansson
 Executive VP & CFO,
Kinross Gold Corporation
Director since June 2003.

Lyndon Lea
 Managing Partner, Hicks Muse
(Europe) Partners LLP
Director since December 2004.

Laurent E. Mommeja
 Europe and Middle East Director
of Hermès International S.A.
Director since June 2004.

Thomas J. O'Neill
 President, Aber and
Chief Executive Officer,
Harry Winston Inc.
Director since July 2002.

J. Roger B. Phillimore
 Corporate Director
Director since November 1994.

D. Grenville Thomas
 Corporate Director
Honorary Chairman & Founder
Director since July 1980.

Eira M. Thomas
 President & CEO, Stornoway
Diamond Corporation
Director since April 1998.

John M. Willson
 Corporate Director
Director since January 2005.	SENIOR OFFICERS & MANAGEMENT

Robert A. Gannicott
 Chief Executive Officer

Thomas J. O'Neill
 President, Aber and
Chief Executive Officer,
Harry Winston Inc.

Alice A. Murphy
 Vice President &
Chief Financial Officer

James R.W. Pounds
 Senior Vice President,
Diamond Management

Michael A. Ballantyne
 Vice President,
Northwest Territories

Kevin P. Marchant
 Vice President, Production

Peter C. Schneirla
 Vice President & Gemologist, Aber
and Vice Chairman,
Harry Winston Inc.

Raymond N. Simpson
 Vice President, Corporate
Development, Aber and
Chief Operating Officer,
Harry Winston Inc.

Charles Stanley
 Director, Market Research,
Aber and Vice President
Market Development,
Harry Winston Inc.	Shlomo Tidhar
 Vice President, Valuation

Wendy W.T. Kei
 Corporate Controller

Amir H. Kalman
 Director, Investor Relations

Lyle R. Hepburn
 Corporate Secretary

 ADVISORS

Beth M. Budd Bandler
 Legal Consultant

 TRANSFER AGENT & REGISTRAR

CIBC Mellon Trust Company
 320 Bay Street, P.O. Box 1
Toronto, Ontario, Canada
M5H 4A6

 ANNUAL MEETING OF SHAREHOLDERS

TSX Conference Centre and
Stock Market Place
 The Exchange Tower
130 King Street West
Toronto, Ontario, Canada
Thursday, June 9, 2005
10:00 a.m.

 AUDITORS

KPMG LLP
Chartered Accountants
Suite 3300, Commerce Court West
Toronto, Ontario, Canada
M5L 1B2	LEGAL

Stikeman Elliott LLP
Barristers & Solicitors
Suite 5300, Commerce Court West
Toronto, Ontario, Canada
M5L 1B9

 STOCK EXCHANGES & SYMBOLS

 Toronto Stock Exchange: ABZ
 NASDAQ: ABER

 Capitalization
(as of March 31, 2005):
Authorized — Unlimited
Issued — 57,899,610

 ABER OFFICES

Aber Diamond Corporation
 Head Office
P.O. Box 4569, Station A
Toronto, Ontario, Canada
M5W 4T9
tel: 416.362.2237
fax: 416.362.2230
e-mail: aber@aber.ca
www.aber.ca

 Antwerp Sales Office
Suite 760,
Diamantclub Van Antwerpen
62 Pelikaanstraat
Antwerp 2018
Belgium

Harry Winston Inc.
 Head Office
718 Fifth Avenue
New York, New York
10019
tel: 212.245.2000
fax: 212.489.6715
www.harrywinston.com

 Other Harry Winston Locations
Beverly Hills, California, U.S.A.
Las Vegas, Nevada, U.S.A.
Paris, France
Geneva, Switzerland
Tokyo, Japan
Osaka, Japan
Taipei, Taiwan

ABER STOCK TRADING HISTORY

	Feb. 1, 2004 to Jan. 31, 2005		Feb. 1, 2003 to Jan. 31, 2004
	TSE CDN$	NASDAQ US$	TSE CDN$	NASDAQ US$
High	47.31	39.90	52.50	41.40
Low	37.25	27.40	25.35	17.20
Close	41.24	32.94	46.29	35.06
Average Daily Volume	152,961	17,967	147,846	11,606

Watch the women
        watching the men
watching you.

HARRY WINSTON

NEW YORK • BEVERLY HILLS • LAS VEGAS • PARIS • GENEVA • TOKYO • OSAKA • TAIPEI

[BACKGROUND PICTURE]

Aber
P.O. BOX 4569, STATION A, TORONTO, ONTARIO, CANADA M5W 4T9
T 416.362.2237        F 416.362.2230

WWW.ABER.CA

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ABER AT A GLANCE
LETTER TO SHAREHOLDERS
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT
To the shareholders of Aber Diamond Corporation